FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on June 5, 2008

Item 3.	Press Release

On June 5, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No other information is available other than was disclosed in the press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 5th day of June, 2008.

NEWS RELEASE 08-14	JUNE 5, 2008

FRONTEER’S NORTHUMBERLAND GOLD DEPOSIT INCREASES IN SIZE AND SIGNIFICANCE

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that a new resource estimate for its 100%-owned Northumberland gold project has increased the deposit’s size and advanced its production potential on multiple fronts.

The Northumberland project represents one of the largest undeveloped Carlin-style deposits in Nevada. The updated resource estimate, incorporating a new 3-D geological model and three years of drill results, has increased Northumberland’s gold-equivalent resource estimate by 28%. The resource now comprises a Measured and Indicated (“M&I”) resource of 2.44 million ounces and an inferred resource of 0.82 million ounces.

The new open-pit and underground resource estimate (oxide and sulphide) also:

  Identifies new near-surface and down-dip areas open for expansion.

  More than doubles the gold ounces in the measured category;

  Increases the open-pittable, gold-equivalent resource to 2.41 million ounces (M&I);

  Adds a new indicated resource of 9.06 million ounces of silver; and

  Reveals exceptional continuity of mineralization and grade over hundreds of metres, allowing for a reclassification of ounces to higher confidence levels.

“With gold prices on a strong uptrend, global gold reserves decreasing and advanced projects in mining-friendly jurisdictions with good infrastructure in short supply, Northumberland represents an important asset not only for Fronteer, but the gold industry,” says Fronteer President and CEO Dr. Mark O’Dea. “Our focus in the near-term is to expand the deposit by drill testing higher grade mineralized bodies identified through this new modeling.”

Northumberland’s US$3.8 -million exploration program is currently underway with two drills turning. A further updated resource estimate, incorporating Fronteer drill results from this year and next, is planned for late 2009.

Newmont Mining Corporation has granted Fronteer a license for the use of its patented N2TEC flotation process technology (tests using Newmont’s technology achieved recoveries greater than 90% from Northumberland refractory sulfide mineralization). In return, Fronteer has granted Newmont preferential ore processing rights for any non heap leach ore developed from Northumberland on commercially competitive terms.

Northumberland is one of several Nevada gold projects obtained by Fronteer from the 2007 acquisition of NewWest Gold Corp. The new resource estimate comprises exploration data collected prior to the acquisition.

The Northumberland resource is located entirely on private lands. The deposit consists of a series of stacked, shallow-dipping, tabular, sheet-like deposits stretching over 2.6 km long and up to 1.1 km wide, and is open for expansion in multiple directions.

To view the new resource model, please use the following link:
www.fronteergroup.com/sites/fronteer_admin/NorthumberlandResourceModel.jpg

To download a print-quality version of this file, please use the following link:
www.fronteergroup.com/sites/fronteer_admin/NorthumberlandResourceModel.pdf (2MB)

Northumberland resource estimate

			MEASURED
			Gold								Gold Equivalent*
Resource Type	Cut-off (g/t)	Cut-off (opt)	Tonnes	g/t	opt	oz					oz
Open Pit Oxide	0.3	0.01	12,888,000	1.19	0.035	492,000					492,000
Open Pit Sulfide	1.0	0.03	13,781,000	2.31	0.067	1,022,000					1,022,000
Underground	2.5	0.07
TOTAL			26,669,000	1.77	0.05	1,514,000					1,514,000

			INDICATED
			Gold				Silver				Gold Equivalent*
Resource Type	Cut-off (g/t)	Cut-off (opt)	Tonnes	g/t	opt	oz	Tonnes	g/t	opt	oz	oz
Open Pit Oxide	0.3	0.01	739,000	1.94	0.057	46,000	13,627,000	7.31	0.213	3,203,000	110,000
Open Pit Sulfide	1.0	0.03	8,794,000	2.35	0.069	665,000	22,575,000	8.01	0.234	5,815,000	781,000
Underground	2.5	0.07	316,000	3.35	0.098	34,000	316,000	4.43	0.129	45,000	35,000
TOTAL			9,849,000	2.35	0.07	745,000	36,518,000	7.72	0.23	9,063,000	926,000

			MEASURED & INDICATED
			Gold				Silver				Gold Equivalent*
Resource Type	Cut-off (g/t)	Cut-off (opt)	Tonnes	g/t	opt	oz	Tonnes	g/t	opt	oz	oz
Open Pit Oxide	0.3	0.01	13,627,000	1.23	0.036	538,000	13,627,000	7.31	0.213	3,203,000	602,000
Open Pit Sulfide	1.0	0.03	22,575,000	2.32	0.068	1,687,000	22,575,000	8.01	0.234	5,815,000	1,803,000
Underground	2.5	0.07	316,000	3.35	0.098	34,000	316,000	4.43	0.129	45,000	35,000
TOTAL			36,518,000	1.92	0.06	2,259,000	36,518,000	7.72	0.23	9,063,000	2,440,000

			INFERRED
			Gold				Silver				Gold Equivalent*
Resource Type	Cut-off (g/t)	Cut-off (opt)	Tonnes	g/t	opt	oz	Tonnes	g/t	opt	oz	oz
Open Pit Oxide	0.3	0.01	17,000	1.83	0.053	1,000	17,000	10.98	0.320	6,000	1,000
Open Pit Sulfide	1.0	0.03	1,841,000	2.06	0.060	122,000	1,841,000	6.54	0.191	387,000	130,000
Underground	2.5	0.07	5,560,000	3.71	0.108	663,000	5,560,000	5.95	0.174	1,064,000	684,000
TOTAL			7,418,000	3.30	0.10	786,000	7,418,000	6.11	0.18	1,457,000	815,000

*AuEq calculated at a Au:Ag ratio of 50:1

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person for the Northumberland resource estimate with the ability and authority to verify its authenticity and validity. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The estimate was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled’ 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled’ into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release.

The Independent Qualified Person responsible for Northumberland’s previous resource estimate is Michael Gustin, Ph.D., of Mine Development Associates ("MDA"), Reno, Nevada. For further details, please view the 43-101 Compliant Report: “Technical Report, Northumberland Project, Nye County, Nevada, USA, November 1, 2007, by Mine Development Assoc. for Fronteer” on SEDAR at http://www.sedar.com/.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. Fronteer has approximately C$96 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Director, Communications
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, , timing of resource estimate, potential recovery rates and size and type of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve.